650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 12, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Pamela Long
Terence O’Brien
Nudrat Salik
Jessica Dickerson
Era Anagnosti

Re:	Vivint Solar, Inc. Registration Statement on Form S-1 Submitted August 26, 2014
File No. 333-198372

Ladies and Gentlemen:

On behalf of our client, Vivint Solar, Inc. (the “Company”), we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 9, 2014 (the “Comment Letter”), relating to the above referenced registration statement (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement filed on August 26, 2014, as applicable.

Risk Factors, page 18

Risks Related to Our Business, page 18

Our Business has benefited from the declining cost of solar panels . . . , page 36

1.	We note your updated risk factor disclosure regarding the U.S. Government’s July 25, 2014 preliminary determination affecting your supplier’s, Trina Solar’s, products. Given your reliance on this supplier, as noted in your “Operations and Suppliers” disclosure on page 130, please advise us and, to the extent necessary, disclose how the imposition of the antidumping duties would affect your relationship with this supplier and your overall business.

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE    HONG KONG    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

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In response to the Staff’s comment, the Company respectfully advises the Staff that it does not currently plan to change its relationship with Trina Solar as a result of the imposition of the antidumping duties described in the Registration Statement. The Company further advises the Staff that the Company is unable to predict the impact of such duties, if imposed. For example, Trina Solar may respond to such duties by reducing the cost of its solar panels to maintain its competitive position in the marketplace. However, as set forth on page 36 of the Registration Statement, if the Company is required to pay higher prices, accept less favorable terms or purchase solar panels or other system components from alternative, higher-priced sources, the Company’s financial results would be adversely affected. The Company would also draw the Staff’s attention to similar disclosure on pages 81 and 131 of the Registration Statement.

Management’s Discussion and Analysis . . . , page 70

Liquidity and Capital Resources, page 99

Sale of Equity Securities, page 102

2.	On page 3 of your letter dated September 5, 2014, we note your discussion about the August 14, 2014 and September 3, 2014 private placements. Please revise your disclosure to briefly discuss the reasons for these private placements. In this regard, we note your reference to your need for additional financing to fund your activities without altering your planned operations and your desire to bolster your financial condition in advance of the initial public offering.

In response to the Staff’s comment, the Company intends to revise the disclosure on page 102 of the Registration Statement as follows:

Sale of Equity Securities

In August and September 2014, we issued and sold an aggregate of 9,703,122 ~~2,671,875~~ shares of common stock to 313 Acquisition LLC, Alex Dunn and an entity affiliated with Todd Pedersen for $10.667 per share for aggregate gross proceeds of $~~28~~103.5 million. If at any time prior to the earlier of (1) the offering contemplated by this prospectus and (2) August 14, 2015, we issue or sell shares of our common stock or any equivalents that would entitle the holder of such securities to acquire shares of our common stock in one or more transactions to an unrelated third party at a price per share of less than $10.667, then we must issue a number of additional shares of common stock to the holder of such securities~~313 Acquisition LLC~~ equal to (1) the aggregate purchase price paid by the original purchaser~~$28.5 million~~ divided by such lesser purchase price less (2) ~~2,671,875~~the aggregate number of shares purchased by the original purchaser. We obtained such financing to fund our growing operations without altering our existing plans and to bolster our financial condition in advance of this offering.

Critical Accounting Policies and Estimates, page 109

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Stock-Based Compensation, page 114

3.	The fair value of your common stock based on the preliminary IPO price range has increased significantly in both the past year and since the beginning of 2014. Please help us better understand the factors that have caused such significant increases in the estimated fair value of your common stock since September 2013. Please provide us with a reconciliation of the fair values used for equity transactions since September 2013 to the fair value indicated by the midpoint of the preliminary IPO price range. As part of your explanation, you should include the significant factors contributing to the difference in the fair value determined, either contemporaneously or retrospectively, between each grant and equity related issuance. This reconciliation should describe the significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying common stock. In this regard, we note the information provided in your response letter, dated June 27, 2014, is at a high level and does not provide us with any specifics about the factors considered and assumptions made.

Background

The Company respectfully advises the Staff that it operates under a business model that is highly dependent on the Company’s ability to secure committed, affordable financing for the future deployment of solar energy systems. Without such financing, the Company’s valuation would be limited to the present value of the contractual payments for installed solar energy systems. The Company believes that any significant difference in the valuation derived from the Company’s committed future contractual payments associated with the solar energy systems would be associated largely with our ability, and the market’s confidence in our ability, to attract and obtain additional financing.

Financing is, and the Company believes will be for years, the major source of the Company’s cash flows, the key to growth in the number and cumulative megawatts of installed solar energy systems and the key driver of the success of the Company’s business. Accordingly, the Company clearly articulated its need to enter into substantial additional financing arrangements to facilitate customers’ access to solar energy systems throughout the Registration Statement.

In response to the Staff’s comment, the Company has set forth below its analysis of its fair market value on each grant date from September 3, 2013 through the date of this letter. To provide context for this disclosure, the Company has placed particular emphasis on data relating to the two most important drivers: (1) cumulative tax equity financing raised and (2) the amount of megawatts of solar energy systems installed.

The significant increase in the fair value of the Company’s common stock since the beginning of 2014 was fueled predominantly by the Company’s increased success in raising additional financing, as well as successfully identifying new sources of financing. This has led to significant acceleration in the Company’s ability to deploy solar energy systems, particularly through the second and third

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September 12, 2014

quarters of 2014. The table below sets forth the cumulative amount of tax equity financing raised by the Company at various points since the beginning of 2013.

Period	Cumulative Tax Equity Financing Raised
Prior to 2013	$48,000,000
June 2013	108,000,000
July 2013	148,000,000
November 2013	198,000,000
February 2014	293,000,000
April 2014	342,950,000
July 2014	442,950,000
September 2014	542,950,000	*

*	Reflects $100 million investment fund expected to close on or about September 12, 2014

In addition to such tax equity financing, the Company has taken advantage of other sources of financing to further cover the costs of installed solar energy systems, as well as the Company’s operating expenses, such as the $75.5 million term loan credit facility the Company entered into in May 2014.

The table below sets forth the monthly megawatts installed by the Company since September 2013, which illustrates the effect of the Company’s increased access to financing.

Month	Megawatts Installed
September 2013	5.5
October 2013	6.6
November 2013	5.6
December 2013	5.0
January 2014	5.1
February 2014	5.7
March 2014	9.3
April 2014	11.0
May 2014	12.3
June 2014	13.5
July 2014	16.0
August 2014	15.7

Reconciliation of Grant Date Fair Values to Preliminary IPO Price Range

The table below lists all grants of options to purchase the Company’s common stock made from September 1, 2013 through the date of this letter.

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September 12, 2014

Grant Date	Number of Shares Underlying Options	Exercise Price Per Share	Fair Value Per Common Share at Grant Date Used for Financial Reporting Purposes	Intrinsic Value of Stock Option
September 3, 2013	3,529,412	$1.00	$1.47	$0.47
October 15, 2013	264,706	1.00	1.47	0.47
January 24, 2014	2,278,677	1.30	2.93	1.63
January 31, 2014	220,588	1.30	2.93	1.63
February 11, 2014	661,765	1.30	2.93	1.63
July 7, 2014	320,000	4.14	4.14	0.00

As set forth in the response to comment number 4, the Company’s determination of the fair value of its common stock for financial reporting purposes for all grants in the table above was informed by reports of an independent third-party valuation specialist that employed a consistent methodology. The following describes the significant factors contributing to the difference in the fair value of the underlying stock at each grant date.

September 3, 2013 Grant Date

The per share grant date fair value on September 3, 2013 reflected the $75 million valuation that the Company’s sponsor and affiliated investors placed on the Company as part of purchasing a controlling interest in the Company and its sister company, Vivint, Inc., in 2012. At this grant date, the Company had a small, relatively inexperienced management team and had just completed a search for a new chief executive officer. The Company was also operating under significant financial constraints, having raised only $148 million in tax equity financing, with $40 million of such amount coming from the Company’s sponsor and the remaining $108 million coming from a single additional tax equity investor. During this time, the Company was in its second year of operations and was still heavily dependent on its sponsor and sister company to cover any shortfalls in the Company’s operating expenses.

October 15, 2013 Grant Date

At the October 2013 grant date, the financial position and prospects of the Company remained largely unchanged since the September 2013 grant date. Between such grant dates, the Company’s new chief executive officer, an experienced public company chief executive officer, was working to identify suitable candidates for other senior management positions. While the Company installed an aggregate of 12.1 megawatts of solar energy systems during the months of September and October 2013, it was

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still operating under significant financial constraints, having not yet secured any additional tax equity financing and continuing to be heavily reliant on its sponsor and sister company for additional funding. Accordingly, the Company’s board determined that the fair value of the Company’s common stock had remained unchanged since the September 3, 2013 grant of options.

January 24 / January 31, 2014 Grant Dates

Between the October 2013 grant date and the January 2014 grant dates, the Company’s efforts to develop relationships with additional financing sources began to show progress; however, the Company remained heavily dependent on its sponsor and sister company for financing. Accordingly, solar energy system installations were down or flat, with the Company installing an additional 5.6, 5.0 and 5.1 megawatts of systems in November 2013, December 2013 and January 2014, respectively. While growth was still limited at this stage, the Company determined to increase the grant date per share fair value from that of the from the September 2013 and October 2013 grants. This increase reflected the improved prospects of the Company due to the successful recruitment of certain key employees such as the Company’s chief financial officer, the Company’s chief marketing officer and the Company’s vice president of business development and its first substantive discussions with potential underwriters for a potential IPO and its evolving view about the potential for such an offering, but also flat installation results and the challenging financial conditions facing the Company.

February 11, 2014 Grant Date

The Company’s position changed little between the January 2014 grant dates and the February 11, 2014 grant date. The Company still had not raised any additional tax equity financing, and installations remained largely flat, with an additional 5.7 megawatts of solar energy systems installed during February 2014. The Company continued to build out its senior management team, recruiting its chief legal officer. Additionally, the Company was still working to identify additional sources of financing and continued to operate under financial constraints, limiting its growth. After the January 31, 2014 grant date, however, the Company was successful in raising $75 million in tax equity financing from a new investor and an additional $20 million in tax equity financing from an affiliate of the Company’s sponsor.

Retrospective Re-evaluation for Financial Reporting Purposes

In connection with the preparation of the Company’s financial statements for the year ended December 31, 2013, the Company re-evaluated its estimate of the fair value of its common stock for financial reporting purposes as a result of the Company’s hiring of management personnel, improving access to financing and a belief that, based on recent market receptivity to other early stage companies going public, an initial public offering may be possible in 2014. In connection with the re-evaluation, the Company engaged an independent third-party valuation specialist to assist in the valuation of the Company’s common stock as of September 30, 2013 and December 31, 2013. Please see the Company’s response to comment number 4 for additional information regarding the methodology employed by such independent third-party valuation specialist. Both of these reports were delivered to the Company in May 2014 on a retrospective basis and indicated a fair value for the Company’s common stock of $1.47 and $2.93 for the two valuation dates, respectively. These are the figures the Company used for financial reporting purposes as indicated in the table above.

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July 7, 2014 Grant Date

The Company’s position had improved by the July 2014 grant date. It had continued to build out its senior management team by adding a new chief strategy and innovations officer in March 2014. Under the guidance of the recently-hired management team, the Company experienced greater success in securing financing, raising additional tax equity financing of approximately $145 million, over half of which was with a new tax equity investor. The Company also secured a $75.5 million term loan in May 2014 to further reduce its dependence on its sister company and sponsor. This increased access to financing led to a significant growth in the rate of deployment of the Company’s solar energy systems. In the months of March, April, May and June 2014, the Company installed 9.3, 11.0, 12.3 and 13.5 megawatts of solar energy systems, respectively. The Company engaged the same independent third-party valuation specialist that had concluded its earlier valuation to perform a valuation of the fair value of the Company’s common stock as of June 30, 2014. As a result of the Company’s improved performance in the first half of 2014, an increase in the revenue multiple of SolarCity Corporation (the Company’s principal competitor and one of the comparable companies analyzed as part of such valuation, from the December 31, 2013 valuation), and a decrease in the lack of marketability discount due to the Company’s perceived progress on entering the public market, the independent, third-party valuation specialist determined that the fair market value of the Company’s common stock as of June 30, 2014 was $4.14 per share. Depressing the valuation at the July grant date was the fact that such growth was dependent on additional financing that was uncommitted at that date. Given this uncertainty, the Company’s board of directors determined that the June 30, 2014 valuation was the appropriate fair value for the July 7, 2014 grant.

August / September 2014 Private Placements

The Company’s position and prospects continued to improve between the July 2014 grant date and the closings of common stock private placements to certain Company affiliates in August and September 2014. During such period, the Company secured a $100 million investment fund and in August 2014 entered into letters of intent with three financial institutions for up to an aggregate of $250 million in tax equity. This increased access to financing continued to further accelerate deployments of solar energy systems. In the months of July and August 2014, the Company installed 16.0 and 15.7 megawatts of solar energy systems, respectively, reflecting a significant acceleration from the 13.5 megawatts installed in June 2014, the last complete month prior to the July grant dates. Additionally, the Company had continued to make progress on its efforts to gain access to the public markets as reflected by the Company’s public filing of the Registration Statement on August 26, 2014.

Preliminary IPO Price Range

In addition to taking into account the Company’s accelerating growth rate in July and August 2014, the preliminary IPO price

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range also takes into account the anticipated effect of substantial additional financing, including the Company’s $350 million aggregation facility and $100 million of additional tax equity financing, each of which is expected to close on or about September 12, 2014, in addition to approximately $350 million of additional tax equity financing represented by letters of intent which the Company has entered into and for which the Company is in various stages of negotiating definitive agreements. Further, the underwriters took into account estimated gross IPO proceeds of $255 million to $285 million in determining the preliminary IPO price range.

Reassessment of Fair Values Based on IPO Price Range

Notwithstanding the foregoing, due to the progress of the Company’s efforts to conduct the IPO and the recent estimate by the Company’s lead underwriters of the preliminary IPO price range, the Company has reassessed the fair value determined in connection with the Company’s 2014 equity transactions. In conducting this reassessment, the Company determined that there was no single event that caused the increase in the valuation of the Company’s common stock from the December 31, 2013 valuation through the date of this letter. As set forth in the graph below, given the nature of the Company’s rapid growth by virtue of obtaining additional tax equity and other financing, including the recent equity financings and aggregation facility, coupled with the growth in the rate of deployment of solar energy systems, the Company determined that a straight line interpolation from the $2.93 December 31, 2013 valuation to the midpoint of the preliminary IPO range was an appropriate means of reassessing the fair value of the Company’s common stock. Based on this reassessment, the Company expects to record incremental stock-based compensation expense of $442,468 in the third quarter of 2014, which consists of (i) incremental compensation expense of $265,571 for the January and February 2014 grants for the first six months of 2014, (ii) incremental compensation expense of $92,680 for the January and February 2014 grants for the third quarter of 2013, and (iii) incremental compensation expense of $84,217 for the July 2014 grants. As the incremental $265,571 stock-based compensation expense for the first six months of 2014 is not material to the quarters ended March 31, 2014 and June 30, 2014, the Company intends to reflect the entire charge of $442,468 in its financial statements for the quarter ending September 30, 2014.

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4.	Please provide us with additional information that will aid in our understanding of the differences between how management arrived at an estimated fair value per ordinary share and how underwriters arrived at an estimated fair value per ordinary share as indicated by the preliminary IPO price range. Please address the following in your response:

•	Please help us better understand the specific valuation methodologies used by the underwriters compared to the methodologies you used. In this regard, we note that you refer to different multiples considered by you and the underwriters but then later indicate that the preliminary IPO price range was determined without reference to the guideline public company approach or any other single valuation methodology. Your response also refers to the underwriters’ reliance on specific metrics. Please better clarify how the underwriters arrived at the estimated fair value per ordinary share as indicated by the preliminary IPO price range;

•	One of the factors that contributed to a difference between the midpoint of the preliminary IPO price range and the fair value of the July 2014 grant was a difference in the comparable companies being used. Please provide us with a summary of the revenue multiples you used compared to the multiples that were used by the underwriters in coming up with the preliminary IPO range. In this regard, we note that you indicate that the underwriters seemed to be more focused on the standalone value of SolarCity Corporation rather than a blended revenue multiple of comparable companies;

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•	Please tell us whether any adjustments were made to the multiples for material differences between you and the comparable companies, along with the impact of those adjustments to the actual multiples calculated for the comparable companies. Please also show us how the specific multiples were applied to company specific amounts in order to come up with the estimated fair value per common stock;

•	You note that the underwriters analyzed the present value of projected cash flows through 2016, retained value of installed systems, the terminal value of such systems, as well as other metrics. Please provide us with a summary of each of these additional items that the underwriters considered in their valuation when coming up with the proposed IPO range. Please also provide us with a summary of significant changes in these items since September 2013; and

•	Please provide us with additional information regarding the number of new tax equity funds put into place every quarter since September 2013 as well as the corresponding value associated with these new funds. In this regard, we note that this was one of the primary factors that you believe contributed to the difference between the midpoint of the preliminary IPO range and the fair value of the July 2014.

In connection with management’s determination of the estimated fair value per share of the Company’s common stock, the Company’s equity value was estimated with the assistance of an independent third-party valuation specialist using the guideline public company approach at each of September 30, 2013, December 31, 2013 and June 30, 2014. The comparable companies selected were: Amyris, Inc., Boralex, Inc. Covanta Holding Corporation, First Solar, Inc., NextEra Energy, Inc., Northland Power Inc., NRG Energy, Inc., Ormat Technologies Inc., Real Goods Solar, Inc., SolarCity Corporation, Solazyme, Inc. and SunPower Corporation. The Company believes that this group of comparable companies was appropriate and that this methodology, which is based on a conventional valuation approach, was appropriate to determine the value of the Company for financial and tax reporting purposes.

From the comparable companies, representative operating value multiples were determined for the last twelve months (“LTM”), next twelve months (“NTM”) and the next fiscal year (“FY+2”) based on actual and projected revenues to the value of the Company. The revenue multiples were calculated based on a review of the identified comparable companies. Based on a review of comparable companies, SolarCity Corporation was determined to be the most comparable to the Company. Accordingly, the multiples used in the valuation were determined based on a discount of the representative enterprise value multiples used in the valuation of SolarCity Corporation. The valuation specialist did not simply apply SolarCity Corporation’s multiples because SolarCity Corporation (i) is a larger, more established company with a robust infrastructure and market capitalization over $5.0 billion, (ii) operates in more markets than the Company with more established market recognition and brand awareness, and (iii) has access to more financing sources than the Company.

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The table below sets forth, for each valuation date, the selected multiples, as well as the corresponding multiples calculated for SolarCity Corporation in parentheses:

Valuation Date	LTM Multiple (SolarCity Corporation Multiple)	NTM Multiple (SolarCity Corporation Multiple)	FY+2 Multiple (SolarCity Corporation Multiple)
September 30, 2013	17.0x (21.5x)	13.0x (16.6x)	10.0x (12.8x)
December 31, 2013	25.0x (30.8x)	18.0x (22.0x)	8.0x (10.2x)
June 30, 2014	30.0x (35.3x)	18.0x (21.5x)	12.0x (14.0x)

The Company prepared, as of each valuation date, financial forecasts used in the computation of enterprise value based on assumed revenue growth rates that took into account its past experience and future expectations. The LTM, NTM and FY+2 multiples were then applied to these financial forecasts to determine an enterprise value for the Company. In applying the multiples, more weight was given to the forward indications of value to account for the Company’s strong expected revenue growth. Accordingly, the weightings applied to the LTM, NTM, and FY+2 multiples were 25.0%, 50.0% and 25.0%, respectively. The equity value of the Company was then derived by subtracting outstanding debt and non-controlling interests as of the valuation date. Prior to taking into account any lack of marketability discount (as discussed below), these calculations suggested a value of the Company’s common stock as of September 30, 2013, December 31, 2013 and June 30, 2014 of $1.82, $3.51 and $4.81, respectively. Had the Company applied the revenue multiples for SolarCity Corporation, rather than the selected multiples, the calculations set forth above would suggest a value of the Company’s common stock for each valuation date of approximately $2.64, $4.77 and $6.38, respectively.

Given that stockholders of private companies, such as the Company, do not have access to trading markets similar to those enjoyed by stockholders of public companies, a lack of marketability discount determined using the Finnerty Model was applied. The Finnerty Model suggested that the appropriate discount as of September 30, 2013, December 31, 2013 and June 30, 2014 was 21.0%, 19.0% and 14.0%, respectively. After taking the lack of marketability discount into account, the fair value of the Company’s common stock suggested by the valuation report as of September 30, 2013, December 31, 2013 and June 30, 2014 was $1.47, $2.93 and $4.14, respectively.

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In response to the Staff’s comment, the table below applies the June 30, 2014 multiples to Company-specific amounts in order to come up with the estimated fair value per share of common stock of $4.14 (USD in thousands, except multiples, percentages and per-share amounts).

	Revenue LTM	Revenue NTM	Revenue FY + 2
Selected multiples	30.0x	18.0x	12.0x
Multiplied by: Vivint Solar, Inc. financial results	13,008	39,662	61,567

Estimated operating value, marketable, minority	390,238	713,911	738,806

Adjustments to derive equity:
Less: Debt	140,450	140,450	140,450

Estimated value of equity, marketable, minority	249,788	573,461	598,356
Summary of value

Indicated operating value	498,767
Plus: Non-operating assets	25,230

Estimated fair value of equity (rounded)	524,000

Method	Weight	Fair Value
Market approach: Guideline public company method	100.0%	524,000

Concluded fair value of equity		524,000
Less: Value of outstanding options		36,093
Less: Value of non-controlling interest		139,383
Plus: Equity value of Solmetric Corporation		12,179

Adjusted fair value of equity		360,703
Number of shares outstanding (in thousands)		75,000

Per-share value of common stock (minority, marketable)		4.81
Discount for lack of marketability		14.0%

Fair value of common stock per-share (minority, non-marketable)		4.14

As noted in the response to comment number 3, the increase in management’s estimates of fair value from the September 30, 2013 valuation to the June 30, 2014 valuation are based on a number of factors including (i) additional tax equity financing of approximately $295 million raised by the Company since the September 30, 2013 independent third-party valuation and (ii) the improved operational performance as evidenced by solar energy system installations. The table below sets forth the number of new investment funds raised, and the corresponding aggregate value of such funds, for each quarter since September 2013:

Quarter	Number of New Tax Equity Funds Raised		Aggregate Value of New Funds
Fourth Quarter, 2013	1		$50,000,000
First Quarter, 2014	2		95,000,000
Second Quarter, 2014	1		49,950,000
Third Quarter, 2014	2	*	200,000,000	*

Total	6		394,950,000

*	Includes $100 million investment fund expected to close on or about September 12, 2014.

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September 12, 2014

In addition to the significant ramp up in tax equity financing demonstrated above, in August and September 2014, the Company issued and sold an aggregate of $103.5 million of common stock as described in the Company’s response to comment number 2 above. Additionally the Company advises the Staff that it expects to close an aggregation credit facility on or about September 12, 2014 pursuant to which the Company may borrow up to an aggregate of $350 million and which contemplates up to $200 million aggregate principal amount of additional borrowings, subject to certain conditions. The Company’s ability to close on this aggregation facility was uncertain at the time of its prior grants and its impact on the Company’s proposed valuation represented by the midpoint of the preliminary IPO price range is significant.

The underwriters employed a different methodology in recently determining the preliminary IPO price range, focusing their analysis on those factors which the underwriters believed would be of the most importance to investors. Unlike the methodology used by the Company, this methodology is not based on a revenue multiple and thus these values are not directly reconcilable. Specifically, the underwriters analyzed the present value of projected cash flows, the retained value of installed solar energy systems and the terminal value of such solar energy systems, all of which were based on the assumption that the Company would successfully raise significant additional financing. In conducting this analysis, the underwriters applied a discount rate ranging between 10% and 20% to projected cash flows. In analyzing the present value of the retained value of installed solar energy systems, the underwriters considered a post-contract renewal value calculated at a 10% discount to the year 20 utility rate. The terminal value of installed solar energy systems was analyzed using a terminal multiple ranging between 5.7x and 7.7x. The underwriters also analyzed projected annual megawatts and cumulative megawatts of solar energy systems installed to stock price multiples and actual and projected retained value to stock price multiples, each of which the underwriters believed would be a key metric on which public investors would focus in setting the initial price to the public. The table below sets forth, for each such metric, the minimum and maximum stock price multiples applied by the underwriters in determining the preliminary IPO price range in September 2014, along with the corresponding stock price multiples for SolarCity Corporation. The Company respectfully advises the Staff that the underwriters employed this methodology solely for the purposes of determining the preliminary IPO price range of this offering, and thus no corresponding analysis was prepared for September 30, 2013 or any subsequent period.

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Metric (period)	Minimum Stock Price Multiple	Maximum Stock Price Multiple	SolarCity Corporation Stock Price Multiple
Cumulative megawatts installed (2015E)	3.1x	4.0x	3.6x
Cumulative megawatts installed (2016E)	1.5x	1.8x	2.1x
Annual megawatts installed (2015E)	5.4x	6.9x	7.7x
Annual megawatts installed (2016E)	2.7x	3.5x	4.8x
Retained value (Second Quarter, 2014)	5.3x	6.7x	4.1x
Projected retained value (Second Quarter, 2014)	5.3x	6.7x	5.1x

In addition to the above described quantitative factors, the underwriters also took into account qualitative factors regarding investor appetite for shares of Company common stock based in large part on current market conditions which were obviously unknown at the time of the Company’s prior grants as well as the underwriters’ substantial experience and expertise in advising companies on initial public offerings, their experience in capital markets generally and in establishing a price range for an initial public offering of a growth-oriented technology company, and the expected closing of the $350 million aggregation facility described above as well as the other tax equity funds for which the Company has entered into letters of intent.

5.	In regard to your issuances to two directors in September 2014, please help us understand what consideration was given to the preliminary IPO price range in determining how to value the shares issued for purposes of recording compensation expense.

In response to the Staff’s comment, the Company advises the Staff that it believes that the $10.67 per share valuation used in its August and September 2014 sale of common stock to 313 Acquisition LLC, the Company’s sole stockholder prior to the September 2014 transaction, and two directors of the Company was in a range consistent with what an independent third party would provide given the then current status of the Company, the potential for growth and the risk associated with execution prior to entering the public markets. In addition, the Company advises the Staff that it pursued other forms of financing and chose the funding alternative with the most agreeable terms and conditions.

The Company notes that the valuation reflected in the August and September 2014 common stock private placements represented a significant increase of approximately $6.53 per share over the per share value reflected in the June 30, 2014 independent third-party valuation. This increase resulted from several factors including expectations regarding an IPO, increased momentum in the Company’s business and the expectation of closing the $350 million aggregation facility. This facility allows the Company to take an advance on an agreed upon percentage of the projected future cash flows to which the Company will be entitled after the successful installation of its solar energy systems. Securing the aggregation facility is a significant step in providing future financing of direct expenses for the business and will be the first facility of its kind obtained by the Company with respect to both size and duration.

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September 12, 2014

The Company has not yet determined the appropriate accounting treatment for these stock issuances because these transactions occurred during its third fiscal quarter, which has not closed. The Company considered whether or not the difference between the $10.67 per share purchase price in the September 2014 private placement and the midpoint of the preliminary IPO range represents compensation to the two directors. The Company believes the sale could be considered an equity transaction because the two employee directors paid the same price as the non-director stockholder, 313 Acquisition LLC, and, as noted above, the Company pursued other forms of financing and determined that the terms associated with this financing were most beneficial to the Company. However, because the directors purchased common shares at an amount that is less than the midpoint of the range, the Company anticipates that it would likely report the aggregate difference between the $10.67 per share purchase price and the midpoint of the preliminary IPO price range of $14.8 million as compensation expense.

6.	Your response letter dated June 27, 2014 indicates that you began substantive discussions with potential underwriters in January 2014. Please tell us whether these initial discussions included mention of any initial valuations of the company, including the methodologies that the underwriters did or would use in valuing the company.

The Company advises the Staff that the Company had preliminary discussions with potential underwriters regarding valuations of the Company through a request for proposal conducted in January 2014. At that time, each of the potential underwriters provided the Company with its analysis of the Company’s business, how the Company should be positioned for an offering, valuation methodologies and analyses of comparable companies, and notional valuations of the Company. Such request for proposals contained a broad range of enterprise valuations of the Company ranging from $1.7 billion to $4.3 billion, determined by various methodologies. These notional valuations were provided in the context of a competitive process to evaluate potential underwriters who, for confidentiality reasons, were provided with only limited historical data on which to base their presentations. It is the Company’s experience that presentations provided in the context of these so-called “bake-offs,” because they are based on limited and inadequate information, widely varying levels of analysis and effort and based on the assumption of the availability of unlimited tax equity financing and other forms of funding, tend to produce unrealistic valuations. Furthermore, these valuations were subject to a number of contingencies and variables, including the timing of any potential offering, continued successful execution of the Company’s business plan and the successful completion of financial, accounting and legal due diligence by the investment banks.

As set forth in Section 10.03 of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”):

Estimates of the IPO price at earlier stages of the process, including the estimated price range in a preliminary prospectus, are not binding and presume the successful completion of the offering under market conditions that are conducive to the offering. Early estimates of IPO prices by investment bankers, particularly those made as part of the selection

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process, often differ from the final IPO price because, among other things, the estimates are made at relatively early stages, and the bankers may not yet have performed all their due diligence on the enterprise’s financial projections ... Therefore, management or an underwriter’s estimate of the ultimate IPO price is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise.

These notional valuations in the underwriters marketing presentations were not appraisals, were not fair value opinions and did not purport to provide a valuation of the Company at the time of such presentations and, moreover, the investment bankers did not represent them to be as such. As a result, for the reasons set forth in response to this comment and consistent with the Practice Aid, the Company did not rely on such notional valuations in establishing the fair value of the Company’s common stock at any grant date.

7.	We note that you performed a sensitivity analysis to determine the potential impact on stock-based compensation expense of a change in the fair value estimate as of each grant date in the first half of 2014 based on a straight line interpolation between the fair value estimate as of December 31, 2013 and the midpoint of the preliminary IPO price range. Please address the following:

•	Please provide us with a summary of this analysis;

•	Please help us understand how you determined that a straight line interpolation was reasonable for purposes of performing this sensitivity analysis. Please tell us what the impact would be if you used the midpoint of the preliminary IPO price range to determine the incremental stock-based compensation expense for the six month period ended June 30, 2014;

•	Please tell us what the amount of unrecognized compensation expense would be as of June 30, 2014 using the fair value estimate as of December 31, 2013, using the midpoint of the preliminary IPO price range, and using a straight line interpolation between these two points. Please also tell us the weighted average remaining expected life over which this compensation expense would be recorded; and

•	Please tell us whether you performed a sensitivity analysis also showing the impact to 2013 financial statements if higher fair value per common shares had been used for the latter 2013 issuances including the significant issuance in September 2013.

As requested by the Staff, the table set forth below indicates the unrecognized stock-based compensation at June 30, 2014 for the shares granted during the first six months of 2014 (i) using the $2.93 per share fair value that was recorded on the Company’s books for the December 31, 2013 valuation, (ii) assuming the per share fair value of Company common stock as of each of the grant dates

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made in such period was equal to the midpoint of the preliminary IPO price range and (iii) assuming (A) a per share fair value of Company common stock at December 31, 2013 of $2.93 and (B) a fair value of its common stock as of June 30, 2014 equal to the midpoint of the preliminary IPO price range, a fair value based on a straight line interpolation between those two points. The Company advises the Staff that the weighted average remaining expected life for which stock-based compensation will be recognized is 2.7 years as of June 30, 2014 for the grants that were issued in the first six months of 2014.

Fair value assumption	Estimated Fair Value Per Share	Unrecognized Compensation Expense at June 30, 2014
December 31, 2013 valuation	$2.93	$1,871,862
Midpoint of preliminary IPO range	17.00	12,359,463
Straight line interpolation	4.29-5.25	3,050,907

The Company determined that using the straight line interpolation was reasonable for the sensitivity analysis as there was no single event that caused the increase in the valuation of the Company’s common stock from December 31, 2013 through September 4, 2014. Rather, the value of the Company increased steadily throughout the year as a reflection of its continued growth, the strengthening of the Company’s finance, accounting and legal infrastructures and the receipt of additional debt and tax equity financing. If the midpoint of the preliminary IPO price range was used for all grants issued during the first half of 2014, the incremental stock compensation expense would be approximately $2.5 million for the six months ended June 30, 2014.

The Company respectfully submits that using the midpoint of the preliminary IPO range would be wholly inappropriate and grossly overstate the per share fair value of the Company’s common stock as of each such date as it would fail to take into account all of the factors described in response to the stock-based compensation related comments herein and in prior response letters. In particular, this methodology would not adequately take into account the growth in the Company’s business, any increases in the equity markets, impact of the increasing availability of financing and the hiring of a management team and other personnel in support of the Company’s accelerating growth.

The Company did not perform a sensitivity analysis with respect to the potential impact to the 2013 financial statements if a higher fair value per common share had been used for the September 3, 2013 and October 15, 2013 grants. As set forth in the responses to the Staff’s comments above, the Company hired a third-party, independent valuation specialist to conduct a retrospective valuation as of September 3, 2013 in connection with the preparation of its 2013 financial statements. As a result of such re-evaluation, the Company determined that the fair value of the Company’s common stock as of September 3, 2013 and October 15, 2013 for financial reporting purposes should have been $1.47 per share, an increase of $0.47 or 47% above the exercise prices of the options granted on such dates and the Company recognized stock based compensation expense based on such valuation in its financial results for the year ended December 31, 2013. The only option granted on September 3, 2013 was granted to the Company’s newly hired chief executive officer. Prior to such hiring and the chief executive officer’s

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subsequent efforts to assemble a seasoned management team and a significant number of other personnel to adequately support the Company’s operations, the Company’s ability to obtain third-party debt and tax equity financing and achieve its planned scale and growth was fundamentally constrained. As a result, the Company respectfully submits that this retrospective valuation was sufficient to support its accounting for the options granted in 2013 and any additional analysis is unnecessary.

However, in light of the Staff’s comment, the Company notes that if the September and October 2013 grants were valued with a stock price of $2.94, which is two times greater than the estimated fair value per share of common stock of $1.47, the incremental impact to the 2013 statement of operations would be approximately $181,000, which the Company considers to be immaterial to its consolidated financial statements. The Company believes that a doubling of the value of the Company to $2.94 for September 2013 is extremely aggressive given the state of the Company at that time. The $2.94 value is utilized here only for illustrative and sensitivity purposes.

As described in the September 4, 2014 response letter submitted to the Staff, the Company conducted a sensitivity analysis for stock-based compensation for the six months ended June 30, 2104. Below please find a summary of the Company’s sensitivity analysis assuming a straight line interpolation between the $2.93 fair value estimate as of December 31, 2013 and $17.00, the midpoint of the preliminary IPO price range as of September 4, 2014 for all grants issued during the first six months of 2014.

	Straight-line		As Recorded
2014 Grant Date	Calculated value of common stock	Expense for the six month ended June 30, 2014	FV of common stock	Expense for the six month ended June 30, 2014	Incremental Difference
January 24	$4.29	$574,007	$2.93	$351,064	$222,943
January 31	4.69	34,224	2.93	24,228	9,996
February 11	5.25	102,673	2.93	70,041	32,632

Totals		$710,904		$445,333	$265,571

As demonstrated in the graph below, the Company respectfully submits that, if anything, the straight-line interpolation it described above and in its September 4, 2014 response letter overstates the grant date fair value as it does not take into account the increasing availability of financing subsequent to June 30, 2014, particularly the aggregate of $103.5 million in equity financing in August and September 2014, as well as the $350 million aggregation facility and the $100 million in tax equity funding expected to close on or about September 12, 2014. Despite this issue, the Company believes such straight line interpolation provides a reasonable basis for determining the fair market value of the equity on such dates given the steady ramp in its business noted above. The Company respectfully submits that the straight-line approach is a more appropriate sensitivity analysis methodology than applying the preliminary IPO price range and is prepared to recognize additional stock-based compensation expense as described above in response to comment number 3.

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Consolidated Financial Statements

Note 2. Restatement of Consolidated Financial Statements as of and for the year ended December 31, 2013, page F-8

8.	In regard to adjustment (a), please help us better understand how you determined that the tax expense associated with the taxable gains on the sale of the solar energy systems should be deferred and amortized over 30 years. Please ensure that your response addresses when the gain on the sale of solar energy systems is recorded for tax reporting purposes, including if it is recorded at the time of sale or amortized over a specific period. Please also disclose how you arrived at the corresponding adjustment amount for deferred tax liabilities.

The Company respectfully advises the Staff that the gains on the sale of the solar energy systems are recognized for tax reporting purposes in connection with transactions between two entities that file separate tax returns but that are consolidated for financial reporting purposes. Thus, the intercompany transactions are eliminated in book consolidation and no gain is recognized in the consolidated financial statements. For tax reporting purposes, the gain is recognized when the sale is completed, which is when the assets are placed into service by the buyer. Even though this meets the definition of a temporary book-to-tax difference, ASC 740-10-25-3(e) prohibits the recognition of deferred taxes in this situation. This prohibition results in the recognition of a prepaid tax asset in lieu of a deferred tax asset. The

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Company had previously incorrectly characterized this prepaid tax asset as a deferred tax asset. The Company corrected for this misclassification, which has resulted in an overall increase in net non-current deferred tax liabilities. Further, ASC 810-10-45-8 provides that the recognition of any tax effect from intra-entity profits be deferred until the assets sold exit the consolidated group or are otherwise consumed or disposed. Therefore, since the solar energy systems will be depreciated over 30 years, the recognition of tax expense for taxes paid by the seller is also amortized over the same 30-year period.

9.	In regard to your adjustments related to certain tax credits, please address the following:

•	We note in your response to comment 18 in your letter, dated July 18, 2014, you stated that the Company has historically been allocated 1.00% or less of the investment tax credits as the structure of the Company’s investment funds is designed to allocate 99.00% or 99.99% of the investment tax credits to the respective fund investors. The fund investors receive an economic benefit from the allocation of the investment tax credits, and as a result, the Company is able to obtain a lower cost of capital. Please help us better understand why you are being allocated these tax credits;

The Company respectfully advises the Staff that federal tax regulations require tax credits to be allocated among partners in a manner similar to tax depreciation allocations. Since our investment funds generally allocate between 99.00% and 99.99% of the tax depreciation benefits to the fund investors, the investment funds also allocate a corresponding amount of investment tax credits. However, there are certain federal partnership tax regulations which may require reallocations of depreciation when a partner’s allocation of tax depreciation deductions would otherwise exceed their tax capital account balance. Under such circumstances, depreciation will be reallocated amongst the partners so as to not cause a deficit balance in the partners’ tax capital accounts. This may result in the investor or the Company being allocated an amount of depreciation and investment tax credits which is more or less than their stated percentage (i.e., 99.00% or 99.99%). Accordingly, for one of the Company’s investment funds, the Company observed that this reallocation of deductions amongst the investment fund partners resulted in additional investment tax credits being allocated to the Company pursuant to federal tax regulations. Other than this one exception, the percentage of investment tax credit allocations to the Company remained at one percent or less.

•	Please expand your disclosures to better explain the flow-through method of accounting that you are using to record federal investment tax credits;

In response to the Staff’s comment, the Company intends to revise the disclosure in the second bullet of footnote (b) on both page F-11 and F-16 as set forth below:

The Company is eligible for federal investment tax credits which were previously understated by $4.5 million in the year ended December 31, 2013. The federal investment tax credits are accounted for under the flow-through method of accounting. As permitted in ASC 740-10-25-46, under the “flow-through”

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method of accounting, the tax benefit from an investment tax credit is recorded as a reduction of federal income taxes in the period that the credit is generated. The recognition of the investment tax credits decreased income tax expense by $4.5 million and increased deferred tax assets, current by $2.8 million as of and for the year ended December 31, 2013.

•	Please expand your disclosures to explain why the tax credits related to Hawaii appear to be accounted for differently than the federal investment tax credits. Specifically, the tax credits related to Hawaii are being reflected as a decrease in the cost basis of the solar energy systems whereas the federal investment tax credits are being reflected in deferred tax assets and a reduction in income tax expense; and

The Company respectfully advises the Staff that the Hawaii tax credits have a cash refund election that is not available for federal investment tax credits. It is this cash refund that results in an accounting treatment different from that of federal investment tax credits. In response to the Staff’s comment, the Company intends to revise the disclosure in the first bullet of footnote (b) on both page F-11 and F-16 as shown in the response to the next bullet point below.

•	You note that the cash refunds related to the Hawaii tax credits are being treated similarly to Treasury grants. Please confirm and correspondingly expand your disclosures to clarify whether you also wait until the cash refund has been approved prior to recording the impact of the cash refund in a similar manner to your U.S. Treasury grants as disclosed on page F-22.

The Company respectfully advises the Staff that the procedures of claiming and receiving cash refunds from Hawaii differs from the procedures of obtaining grants from the Treasury. Unlike Treasury grants, an application is not required to be submitted to Hawaii for approval before tax credits can be claimed. Rather, the Hawaii tax credits are claimed and received by filing a form with the Company’s Hawaii tax return.

In response to the Staff’s comment, the Company intends to revise the disclosure in the first bullet of footnote (b) on both page F-11 and F-16 as set forth below:

The Company is eligible for a tax credit for solar energy systems that were placed into service in Hawaii in the year ended December 31, 2013. This tax credit was improperly excluded from the Company’s tax provision for the year ended December 31, 2013. With inclusion of this credit in its 2013 tax return, the Company will elect to receive a cash refund equal to the excess of the credit over the Hawaii income tax payments. This cash refund option for Hawaii tax credits is not available for federal investment tax credits. As a result, ~~T~~ the cash refund is recorded quarterly upon calculating the Company’s tax provision and is accounted for ~~is treated similarly to Treasury grants and results in~~as a decrease to the cost basis of the solar energy systems (similar to Treasury grants), net of $2.1 million with a corresponding increase to other receivables included in prepaid expense and other current assets as of December 31, 2013. Unlike the Treasury grant process, there is no approval process to receive Hawaii tax credits. Therefore, the Company is able to recognize the Hawaii tax credits earlier than Treasury grants.

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10.	Please provide us with a summary of the components of adjustment (e) which shows each error separately. Your summary should also show the corresponding amount of each error and the line items impacted by each error.

The Company advises the Staff that the Restatement of Consolidated Financial Statements as of and for the year ended December 31, 2013, adjustment (e) included the following correction disclosures:

•	Stock compensation expense decreased by $119 thousand, which decreased the income statement line items of cost of revenue - operating leases and incentives by $48 thousand, sales and marketing by $45 thousand and general and administrative by $26 thousand, with an offsetting decrease to additional paid in capital.

•	Solar energy systems, net and accrued compensation increased by $95 thousand.

•	Income tax expense increased by $43 thousand, which decreased prepaid expenses and other current assets by $43 thousand.

•	The Company acknowledges that tickmark (e) was incorrectly included on the balance sheet line items of accrued and other current liabilities and deferred tax liability, net. These will be removed in the subsequent draft submission.

The Restatement of Consolidated Financial Statements as of and for the three months ended March 31, 2014 (Unaudited), adjustment (e) included the following correction disclosures:

•	Solar energy systems, net and accrued compensation increased by $162 thousand.

•	Income tax expense increased by $104 thousand, accrued and other current liabilities decreased $154 thousand, prepaid expenses and deferred tax liability, net decreased $12 thousand. Correspondingly prepaid expenses and other current assets decreased $270 thousand.

•	Goodwill and deferred tax liability, net increased by $37 thousand.

•	Accrued and other current liabilities decreased $92 thousand, sales and marketing decreased $71 thousand and cost of revenue - operating leases and incentives decreased $21 thousand.

•	Distributions to redeemable non-controlling interests increased by $10 thousand, which decreased redeemable non-controlling interests.

•	The Company acknowledges that tickmark (e) was incorrectly included on the general and administrative line item on the statement of operations. In addition, tickmark (e) was incorrectly excluded from the redeemable non-controlling interests line item on the balance sheet. These will be corrected in the subsequent draft submission.

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The Company advises the Staff that it intends to revise the disclosure in footnote (e) as set forth below.

(e) The Company identified and corrected other immaterial errors to solar energy systems, net, accrued compensation, ~~and~~ income taxes, and other immaterial adjustments.

Note 11. Debt Obligations, page F-40

11.	Please disclose whether you were in compliance with your debt covenants. Please also disclose the specific terms of the significant financial covenants to which you are subject with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

In response to the Staff’s comment, the Company intends to revise the disclosure on pages F-40 and F-41 of the Registration Statement to the effect that it was in compliance with all covenants set forth in the outstanding debt instruments as of June 30, 2014. Further, the Company supplementally advises the Staff that it is not subject to any significant financial covenants in its debt instruments and is not subject to any required ratios/amounts.

***

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (206) 883-2524 or mnordtvedt@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

cc:	Gregory S. Butterfield, Vivint Solar, Inc.
Shawn J. Lindquist, Vivint Solar, Inc.
Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati P.C.
Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati P.C.
Robert G. Day, Wilson Sonsini Goodrich & Rosati P.C.
Kevin P. Kennedy, Simpson Thacher & Bartlett LLP
Igor Fert, Simpson Thacher & Bartlett LLP
David Hickox, Ernst & Young LLP